

October 24, 2013

Via E-mail
Marty Louie
Senior Vice President
Marcus & Millichap, Inc.
23975 Park Sorrento, Suite 400
Calabasas, CA 91302

Re: **Marcus & Millichap, Inc.**
         Amendment No. 1 to Registration Statement on Form S-1
         Filed October 21, 2013
         File No. 333-191316

Dear Mr. Louie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 28

1.   In a footnote to your dilution table, please disclose the decrease in net tangible book value per share and the additional dilution per share to new public investors as if the DSUs were settled as of June 30, 2013.

Note 3. Notes to Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 2012, page 36

Footnote (I), page 36

2.   Please tell us how the adjustments made to reflect the modification to MMREIS's book value stock-based compensation award program, grants of vested unrestricted stock,

and the resulting change in income tax expense is expected to have a continuing impact. Refer to Rule 11-02(b)(5) of Regulation S-X. This comment also applies to adjustment F.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Brett Cooper, Esq.
        Orrick, Herrington & Sutcliffe LLP
        (Via E-mail)